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SEC SECI
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Section

MAR 01 2018

Washington DC
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18005182

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falkenberg Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 S. Cherry Street, Suite 670
(No. and Street)

Denver (City) Colorado (State) 80246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Falkenberg 303-320-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050 (Address) Glendale (City) Colorado (State) 80246 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EW

OATH OR AFFIRMATION

I, BRUCE FALKENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FALKENBERG CAPITAL CORPORATION, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JACQUELINE V GARDNER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20084020143
MY COMMISSION EXPIRES JUNE 13, 2020

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALKENBERG CAPITAL CORPORATION

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Stockholder
Falkenberg Capital Corporation
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Falkenberg Capital Corporation (an S-Corporation) as of December 31, 2017 and 2016, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falkenberg Capital Corporation as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Falkenberg Capital Corporation's management. Our responsibility is to express an opinion on Falkenberg Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Falkenberg Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Falkenberg Capital Corporation's financial statements. The supplementary information contained in Schedules I and II is the responsibility of Falkenberg Capital Corporation's management. Our audit procedures included determining whether the supplementary information contained in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information contained in Schedules I and II. In forming our opinion on the supplementary information contained in Schedules I and II, we evaluated whether the supplementary information contained in Schedules I and II, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
We have served as Falkenberg Capital Corporations' auditor since 2008.
Denver, Colorado
February 21, 2018

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2017	DECEMBER 31, 2016
CURRENT ASSETS:		
Cash and cash equivalents	$ 167,399	$ 1,575,250
Due from officer	12,827	9,485
Other receivables	2,504	1,783
Total Current Assets	182,730	1,586,518
PROPERTY AND EQUIPMENT, at cost		
Office equipment and software	64,811	88,048
Furniture	52,547	61,607
	117,358	149,655
Less accumulated depreciation	117,358	149,655
	-	-
OTHER ASSET:		
Deposits	4,073	1,245
TOTAL ASSETS	$ 186,803	$ 1,587,763

The accompanying notes are an integral part of these financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

LIABILITIES AND STOCKHOLDER'S EQUITY

	DECEMBER 31, 2017	DECEMBER 31, 2016
CURRENT LIABILITIES:		
Accounts payable	$ 15,600	$ 15,342
Accrued expenses	687	23,548
Total Current Liabilities	16,287	38,890
COMMITMENT (Note 5)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 10,000 shares, 1,000 shares issued and outstanding	1,250	1,250
Additional paid-in capital	100,000	100,000
Retained earnings	69,266	1,447,623
Total Stockholder's Equity	170,516	1,548,873
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 186,803	$ 1,587,763

The accompanying notes are an integral part of these financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF OPERATIONS

		YEARS ENDED DECEMBER 31,		
		2017		2016
REVENUES:				
Advisory services	$	817,250	$	2,397,073
Consulting income		13,500		33,750
Miscellaneous income		210		112
Interest income		77		80
		831,037		2,431,015
OPERATING EXPENSES:				
Salaries and commissions		637,098		625,926
Travel and entertainment		77,698		96,299
Legal and professional fees		10,202		57,987
Office rent		54,213		55,910
Payroll taxes		45,791		44,538
Computer expense		24,922		27,685
Miscellaneous		33,130		25,945
Conventions and seminars		12,435		24,528
Insurance		23,489		24,160
Telephone		17,788		19,523
Regulatory fees		4,842		12,157
Depreciation		8,832		9,860
Dues and subscriptions		8,954		7,430
		959,394		1,031,948
NET INCOME (LOSS)	$	(128,357)	$	1,399,067

The accompanying notes are an integral part of these financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF CHANGES IN RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2017 AND 2016

Balance at December 31, 2015	$ 48,556
Net Income (Loss)	1,399,067
Balance at December 31, 2016	1,447,623
Net Income (Loss)	(128,357)
Distributions	(1,250,000)
Balance at December 31, 2017	$ 69,266

The accompanying notes are an integral part of these financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2017	YEARS ENDED DECEMBER 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (128,357)	$ 1,399,067
Adjustments to reconcile net income to net cash provided (used) by operations:		
Depreciation	8,832	9,860
Increase (decrease) in cash resulting from change in:		
Due from officer	(3,342)	(3,460)
Other receivables	(721)	(960)
Accounts payable	258	(1,287)
Accrued expenses	(22,861)	20,315
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(146,191)	1,423,535
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(8,832)	(9,860)
Deposit paid	(2,828)	
NET CASH USED FOR INVESTING ACTIVITIES	(11,660)	(9,860)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	1,250,000	-
NET CASH USED FOR FINANCING ACTIVITIES	(1,250,000)	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,407,851)	1,413,675
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,575,250	161,575
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 167,399	$ 1,575,250

Supplemental disclosure on noncash data:

The Company retired assets with an original cost of $41,129 and $36,105 during the years ended December 31, 2017 and 2016, respectively.

The accompanying notes are an integral part of these financial statements.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017 AND 2016

1. Summary of Significant Accounting Policies

Organization

Falkenberg Capital Corporation (an S corporation) provides merger and acquisition and corporate finance services, exclusively in the United States, to companies engaged in the telecommunications and media industries.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

Cash and Cash Equivalents

Cash on hand and investments with original maturities of three months or less are classified as cash equivalents.

Concentration of Credit Risk

The Company often maintains cash balances in excess of the FDIC insurance limit resulting in a concentration of credit risk with the financial institutions that hold the Company's cash balances. The Company maintains such cash balances only with financial institutions with high credit standing.

1. Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of three to eight years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized. The Company takes advantage of Internal Revenue Code Section 179 allowing depreciation write-offs of up to $510,000 in the year of acquisition. This method of writing off up to $510,000 in the year of acquisition is not a generally accepted accounting principle; however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

Advertising Costs

Advertising costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the shareholder in his individual return.

Reclassifications

Certain prior year amounts have been reclassified for comparability with the 2016 presentation.

1. Summary of Significant Accounting Policies (Continued)

Subsequent Events

Management has reviewed subsequent events through the date of the auditors' report, which is the date the financial statements were available to be issued.

2. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. The Company derived approximately 76% of total revenue from one client in 2016 and 99% of total revenue from two clients in 2015.

3. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $5,000. At December 31, 2016, the Company's net capital was $1,536,335.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

4. Commitment

Lease Commitment

The Company incurred rental expense of $54,213 in 2017 and $55,910 in 2016 under a non-cancelable operating lease agreement for office space. In November, 2017 the Company entered into a new non-cancellable operating lease for office space which extends through January, 2021.

Future minimum lease payments under this lease through January 31, 2021 are:

2018	$ 37,708
2019	$ 47,889
2020	$ 48,795
2021	$ 4,073

SUPPLEMENTAL INFORMATION

FALKENBERG CAPITAL CORPORATION

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2017

STOCKHOLDER'S EQUITY	$ 170,516
DEDUCTIONS:	
Non-allowable assets	19,429
NET CAPITAL	$ 151,087
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
AGGREGATE INDEBTEDNESS	$ 16,287
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 16,287
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	10.78

There is no material difference between the above net capital computation and the corresponding computation included in the Company's original Form X-17A-5 Part IIA Filing.

SCHEDULE I

FALKENBERG CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of Falkenberg Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Falkenberg Capital Corporation and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Falkenberg Capital Corporation for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Falkenberg Capital Corporation's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). Falkenberg Capital Corporation's management is responsible for Falkenberg Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in the Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instruction of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 21, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2778*********************MIXED AADC 220
52300 FINRA DEC
FALKENBERG CAPITAL CORPORATION
501 S CHERRY ST STE 670
DENVER, CO 80246-1328

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,247

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,226)
7/27/2017
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 21

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 21

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 21

H. Overpayment carried forward $(–)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Falkenberg Capital Corporation
(Name of Corporation, Partnership or other organization)

Angela Jantz
(Authorized Signature)

Dated the 31 day of January, 2018

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 831,037
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ 831,037
2e. General Assessment @ .0015	$ 1,247
	(to page 1, line 2.A.)

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Falkenberg Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Falkenberg Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Falkenberg Capital Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Falkenberg Capital Corporation stated that Falkenberg Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Falkenberg Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Falkenberg Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 21, 2018

FALKENBERG CAPITAL
CORPORATION
Investment Banking Services

501 South Cherry Street
Suite 670
Denver, Colorado 80246-1328

EXEMPTION REPORT

Falkenberg Capital Corporation, (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Falkenberg Capital Corporation

I, Bruce Falkenberg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

February 28, 2018

Phone: 303 320-4800
FAX: 303 322-5796
www.falkenbergcapital.com

FALKENBERG CAPITAL CORPORATION
(SEC File No. 8-52300)

Report of Independent Registered Public Accounting Firm
on Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2017 and 2016
and Report of Independent Registered Accounting Firm on Exemption Report
and Independent Accountants' Agreed Upon Procedures Report on
Schedule of Assessment and Payments (Form SIPC -7)